Exhibit 99.1

Mountain Province Diamonds Closes Offering of New US$330,000,000 Senior Secured Second Lien Notes

Shares Issued and Outstanding: 160,245,166
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Dec. 11, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the closing of its previously announced private offering of US$330,000,000 senior secured second lien notes due December 15, 2022 (the "Notes").  The Notes will accrue interest at a coupon rate of 8.0% per year, payable semi-annually in arrears.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "With the successful completion of this Note offering, the Company's project lending facility is now fully resolved, eliminating all cash reserve account requirements and lender-approval restrictions, as well as any further need for bank waivers.  We look forward to entering the coming new year with strongly performing operations, high margins and a healthy balance sheet."

The Company will host a conference call to discuss the completed Note offering on Wednesday, December 13, 2017 at 11 am Eastern time.  Please call in 10 minutes before the conference call starts and stay on the line.  Operator assistance will be available if necessary.

Dial-In Numbers:
Toll-Free Participant Dial-In North America:	+1-866-300-0510
All International Participants Dial-In:	+1-636-812-6656

Conference ID: 9998905

A telephonic replay of the conference call will be available from two hours after the completion of the call until December 20, 2017.

Replay number (Toll Free North America):	+1-855-859-2056 or +1-800-585-8367
Replay number (International):	+1-404-537-3406
The pass code for the replay is:	9998905

A replay will also be available on the Mountain Province website.

The Notes are guaranteed on a senior secured basis by all of the Company's existing subsidiaries.  The Notes and the guarantees are secured on a second-priority basis by substantially all of the assets of the Company and the guarantors, including diamonds in inventory, equity interests in the guarantors and the assignment and pledge of the Company's participation interest and rights in the Gahcho Kué diamond mine joint venture with De Beers Canada Inc., subject to certain customary exceptions.  The Notes include typical high yield incurrence covenants with no maintenance covenants.  The Notes offering was managed by a syndicate of banks led by Credit Suisse, with Scotiabank acting as joint book-running manager.  Acting as co-managers to the offering were Nedbank Limited, ING and BMO Capital Markets.

Concurrent with the closing of the Notes offering, the Company is entering into an undrawn US$50 million first lien revolving credit facility (the "RCF") with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes.

Mountain Province will use the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its US$370 million project loan facility (of which US$357 million was outstanding as of September 30, 2017), to fully repay amounts owing to De Beers Canada, the operator of the Gahcho Kué diamond mine, for historic sunk costs related to the development of the mine (of which approximately C$48.5 million of costs and accumulated interest was outstanding as of September 30, 2017), and to pay related fees and expenses of the offering of the Notes and the entry into the new RCF.

The Company has been informed by the book-running managers that certain entities ultimately beneficially owned by Dermot Desmond, a related party of the Company, have participated in the offering by purchasing US$60,000,000 of Notes.  Mr. Desmond, together with Bottin (International) Investments Ltd., an entity ultimately beneficially owned by him, holds approximately 37,951,887 shares of Mountain Province or 23.7% of the outstanding shares of the Company and are therefore considered related parties of Mountain Province.  Mr. Desmond purchased the Notes on the same terms as all other purchasers.  The proposed participation of Mr. Desmond in the offering was approved by the independent members of the board.  For further information please see the material change report filed by the Company concurrently with this press release.  The Company was unable to file the material change report 21 days in advance of completion of the offering of Notes because the participation by Mr. Desmond had not been determined at that time.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning Mountain Province.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the use of proceeds from the Notes offering and the entry into the new revolving credit agreement.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include factors affecting the Gahcho Kué diamond mine and the mining industry.  For a more complete description of these and other possible risks and uncertainties, please refer to our Annual Information Form for the year ended December 31, 2016, as well as to our subsequent filings with Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.  The forward-looking statements in this news release speak only as of the date of this new release and, except as required by applicable law, Mountain Province makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/11/c3876.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:14e 11-DEC-17